SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 12 July 2010

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BT Group plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	Invesco Limited
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	07 July 2010
6. Date on which issuer notified:	08 July 2010
7. Threshold(s) that is/are crossed or reached: vi, vii	10%, 11%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary 5p Shares	780,460,169	780,460,169			854,960,561		11.02%
GB0030913577

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
854,960,561			11.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

ABN Amro Bank - 952,805
Brown Brothers Harriman, New Jersey - 1,469,116
Bank of Ireland, Dublin - 2,516,627
Bank of New York - 689,780,025
Banque Paribas, Frankfurt - 1,051,996
Bank of New York Mellon - 10,839,330
Bank of New York Singapore - 125,000
Boston Safe Deposit - 310,805
Credit Agricole Indosuez, Luxembourg - 124,269
Chase Bank Hong Kong - 984,911
JP Morgan Chase - 2,620,144
Chase, Frankfurt - 2,896,004
Citibank, Luxembourg - 1,954,337
Citibank, New York - 162,522
Citibank - 429,434
Credit Agricole Indosuez - 463,929
EKK  EG Kasal - 11,262
Erste Group Bank, Austria - 944,930
HSBC Bank plc, London - 13,663,885
Japan Trustee Services Bank - 777,294
Mellon Bank , Pittsburgh - 3,858,709
B.Metzler seel.Sohn & Co.KG, Frankfurt - 56,439
Master Trust Bank - 6,481,994
Morgan Stanley, London - 176,559
National Custody Services - 387,372
State Street, Sydney - 20,000
State Street Trust & Banking Co, Boston - 1,342,253
State Street Trust & Banking Co, Hong Kong - 298,906
State Street Trust & Banking Co, London - 99,520,005
Trust & Custody Services - 30,237
Northern Trust Company, London - 7,322,405
Vorarlberger Landes-und Hypothekenbk Akti - 2,019
Invesco PowerShares Capital Management LLC Limited -   (ADS ratio 10:1) - 210,430
Invesco PowerShares Capital Management LLC Limited - 386,926
Invesco PowerShares Capital Management Ireland Ltd. - 126,530
Invesco Advisers Inc. - 1,918,991
Other - 742,161

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Anna Watch
15. Contact telephone number:	020 7356 5158

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date: 12 July 2010